UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

SCHEDULE 13D
_________________________

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)*

ZIM CORPORATION
(NAME OF ISSUER)

Common Shares, No Par Value Per Share
(TITLE OF CLASS OF SECURITIES)

989555
(CUSIP NUMBER)

James Stechyson
ZIM Corporation
150 Isabella Street, Suite 150
Ottawa, Ontario
K1V 1S7
(613) 727-1397
(NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATION)

August 24, 2011
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(f) or 240.13d (g), check the following box: /  /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 24013d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 989555                                                                  13D                          Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Mr. James Stechyson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) / / (b) / /
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
7. 8. 9. 10.	SOLE VOTING POWER: SHARED VOTING POWER: SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER	7,790,000 shares 15,450,000 shares 7,790,00 shares 15,450,,000 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 23,240,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.4%
14.	TYPE OF REPORTING PERSON: IN

CUSIP NO. 989555                                                                  13D                          Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Trigen Holdings Incorporated
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*: (a) / / (b) / /
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E): / /
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada
7. 8. 9. 10.	SOLE VOTING POWER: SHARED VOTING POWER: SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER	15,450,000 shares 0 Shares 15,450,000 shares 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 15,450,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.3%
14.	TYPE OF REPORTING PERSON: IN

Item 1. Security and Issuer

This Amendment No. 4 relates to common shares, no par value (the “Common Shares”), of ZIM Corporation, a corporation organized under the laws of Canada (the “Issuer”). The Issuer’s principal executive office and mailing address is 150-150 Isabella Street, Ottawa, Ontario, Canada K1s 1v7.

Item 2. Identity and Background

(a)	This Amendment No. 4 is being filed on behalf of Mr. James Stechyson and Trigen Holdings Incorporated (each, a “Reporting Person,” and collectively, the”Reporting Persons”).

Mr. Stechyson is the sole Director and Officer of, and controls, Trigen Holdings Incorporated.

CUSIP NO. 989555                                                                  13D                          Page 4 of 10 Pages

(b) Mr. Stechyson’s business address is ZIM Corporation, 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

Trigen Holdings Incorporated business address is 5597 Goddard Street, Manotick, Ontario, Canada K4M 1C5.

(c) Mr. Stechyson’s present principal occupation is Chairman of the Board of the Issuer. Its address is ZIM Corporation, 150-150 Isabella Street, Ottawa, Ontario, Canada K1S 1V7.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violation with respect to such laws.

(f) Mr. Stechyson is a citizen of Canada and Trigen Holdings Incorporated is a corporation organized under the laws of Canada.

Item 3. Source and Amount of Funds or Other Consideration

Effective June 1, 2003, ZIM Technologies International, Inc., a corporation organized under the laws of Canada, became a wholly owned subsidiary of the Issuer, when it merged with and into PCI-ZTI Canada, Inc., a wholly owned subsidiary of the Issuer (the “Merger”). At the effective time of the Merger, every issued and outstanding common share of ZIM Technologies International Inc. was cancelled and converted into one Common Share of the Issuer. As a result (i) Mr. Stechyson acquired 100,000 of the Issuer’s Common Shares. The Reporting Person initially acquired all of the exchanged shares from ZIM Technologies International, Inc. as payment for services rendered.

In addition, at the effective time of the Merger, Mr. Stechyson acquired 300,000 of the Issuer’s Common Shares as payment of debt outstanding to him as a result of an arm’s length transaction.

In addition, at the effective time of the Merger, each option to purchase shares of ZIM Technologies International, Inc.’s common shares was converted into the right to receive, upon exercise of such option, an equal number of the Issuer's Common Shares. As a result, Mr. Stechyson’s options to purchase 100,000 common shares of ZIM Technologies International Inc., which were granted to him on April 12, 2001 at an exercise price of $1.00 per share, were converted into an equal number of options to purchase Common Shares. The options to acquire Common Shares have since expired, and the Issuer granted an equivalent number of new options to acquire Common Shares to Mr. Stechyson in replacement thereof. On February 4, 2007, 100,000 options expired and 100,000 options were granted in replacement on February 8, 2007.

On July 8, 2006, 100,000 options expired and 100,000 options were granted in replacement on July 10, 2006.

CUSIP NO. 989555                                                                  13D                          Page 5 of 10 Pages

On November 23, 2006, 20,000 options expired and 20,000 options were granted in replacement on November 8, 2006.

On January 15, 2007, 10,000 options expired.

On April 7, 2007, 10,000 options expired and 10,000 options were granted in replacement on April 9, 2007.

On June 9, 2007, 20,000 options expired and 20,000 options were granted in replacement on June 8, 2007.

On April 7, 2007, 10,000 options expired and 10,000 options were granted in replacement on April 9, 2007.

On February 9, 2008, 30,000 options expired and 30,000 options were granted in replacement on February 18, 2008.

On November 17, 2008, 60,000 options expired and 60,000 options were granted in replacement on November 18, 2008.

On June 13, 2009, 50,000 options expired and 50,000 options were granted in replacement on July 21, 2009.

On July 10, 2009, 100,000 options expired and 100,000 options were granted in replacement on July 21, 2009.

On November 8, 2009, 20,000 options expired and 20,000 options were granted in replacement on November 19, 2009.

On February 8, 2010, 100,000 options expired and 100,000 options were granted in replacement on November 19, 2009.

On April 9, 2010, 10,000 options expired.

On June 9, 2010, 20,000 options expired.

On August 7, 2010, 2,000,000 options expired.

On November 7, 2010, 1,000,000 options expired.

On February 17, 2011, 130,000 options expired.

CUSIP NO. 989555                                                                  13D                          Page 6 of 10 Pages

On February 17, 2011, 2,000,000 options expired.

On June 12, 2011, 2,000,000 options expired.

The Issuer granted Mr. Stechyson options to acquire the following numbers of Common Shares:

100,000 Common Shares (effective July 9, 2003),

20,000 Common Shares (effective November 24, 2003),

10,000 Common Shares (effective January 16, 2004),

10,000 Common Shares (effective April 7, 2004),

20,000 Common Shares (effective June 9, 2004),

30,000 Common Shares (effective February 10, 2005),

60,000 Common Shares (effective November 8, 2005),

50,000 Common Shares (effective June 10, 2006),

100,000 Common Shares (effective July 10, 2006),

20,000 Common Shares (effective November 8, 2006),

100,000 Common Shares (effective February 8, 2007),

10,000 Common Shares (effective April 9, 2007),

20,000 Common Shares (effective June 8, 2007),

2,000,000 Common Shares (effective August 8, 2007),

1,000,000 Common Shares (effective November 8, 2007),

130,000 Common Shares (effective February 18, 2008),

2,000,000 Common Shares (effective February 18, 2008),

2,000,000 Common Shares (effective June13, 2008),

60,000 Common Shares (effective November 18, 2008),

CUSIP NO. 989555                                                                  13D                          Page 7 of 10 Pages

50,000 Common Shares (effective July 21, 2009),

100,000 Common Shares (effective July 21, 2009),

100,000 Common Shares (effective August 12, 2009),

20,000 Common Shares (effective November 19, 2009), and

100,000 Common Shares (effective February 18, 2010).

10,000 Common Shares (effective July 26, 2010).

20,000 Common Shares (effective July 26,, 2010).

100,000 Common Shares (effective July 26,, 2010).

2,000,000 Common Shares (effective August 19, 2010).

1,000,000 Common Shares (effective November 18, 2010).

130,000 Common Shares (effective February 23, 2011).

2,000,000 Common Shares (effective February 23, 2011).

2,000,000 Common Shares (effective August 17, 2011).

As of the date hereof, Mr. Stechyson holds options to acquire a total of 7,790,000 of the Issuer’s Common Shares. These options are each presently exercisable into one share of the Issuer's Common Shares at an average exercise price of approximately $0.011 per share.

On January 30, 2004, Mr. Stechyson purchased 50,000 units offered by the Issuer in a private placement. Each unit consisted of one Common Share and one warrant, with each warrant being exercisable for 6 months into one additional Common Share at an exercise price of $.75 per share. On June 7, 2004 the expiry date of the warrants was extended to January 30, 2005. On February 1, 2005 the expiry date of the warrants was extended to July 30, 2005. On June 16, 2005 the expiry date of the warrants was extended to May 30, 2008 and the exercise price was amended to $.20 per share. The expiry date of the warrants has not been extended and the warrants expired on May 30, 2008

Effective February 28, 2009 Trigen Holdings Incorporated, a company controlled by Mr. Stechyson, acquired 5,000,000 of the Issuer's Common Shares, at $0.0020, as compensation in lieu of cash for services provided to the Company.

Effective June 25, 2009 Trigen Holdings Incorporated, a company controlled by Mr. Stechyson, acquired 5,000,000 of the Issuer's Common Shares at $0.0031 as compensation in lieu of cash for services provided to the Company.

CUSIP NO. 989555                                                                  13D                          Page 8 of 10 Pages

Effective June 24, 2010 Trigen Holdings Incorporated, a company controlled by Mr. Stechyson, acquired 5,000,000 of the Issuer's Common Shares at $0.01 as compensation in lieu of cash for services provided to the Company.

Item 4. Purpose of the Transaction

The Reporting Person has purchased the Common Shares for investment purposes. The Reporting Person may acquire additional Common Shares of the Issuer or securities convertible into Common Shares, or may dispose of the same, through market transactions or otherwise.

The Reporting Person entered into a 10b5(1) Trading Plan (the "Trading Plan") with CIBC Wood Gundy for the sale of shares of restricted stock and stock options on June 15 , 2004. The Trading Plan terminates on June 9, 2015 or upon the earlier sale of an aggregate amount of shares pursuant to the Trading Plan equal to 335,000 shares or in certain other events as set forth in the Trading Plan.

Under the Trading Plan, an aggregate of 275,000 shares of restricted stock are to be sold at limit prices, with unsold shares carrying over to successive trading dates. Further, under the Trading Plan, shares subject to stock options are to be sold at limit prices, with unsold shares carrying over to successive trading dates. Limit prices and sale amount are as follows:

Restricted Shares

Number of Shares to be sold	Start Date	End Date	Minimum Price in US $ as quoted on the OTCBB
25,000	June 15, 2004	June 9, 2015	1.00
25,000	June 15, 2004	June 9, 2015	1.25
25,000	June 15, 2004	June 9, 2015	1.50
25,000	June 15, 2004	June 9, 2015	2.00
25,000	June 15, 2004	June 9, 2015	3.00
50,000	June 15, 2004	June 9, 2015	4.00
100,000	June 15, 2004	June 9, 2015	5.00

Stock Options

Number of Shares to be sold	Start Date	End Date	Minimum Price in US $ as quoted on the OTCBB
10,000	June 15, 2004	June 9, 2015	1.00
10,000	June 15, 2004	June 9, 2015	1.25
10,000	June 15, 2004	June 9, 2015	1.50
20,000	June 15, 2004	June 9, 2015	1.75
10,000	June 15, 2004	June 9, 2015	2.00

CUSIP NO. 989555                                                                  13D                          Page 9 of 10 Pages

With the exception of the plan stated above, the Reporting Person does not have any current definite plans or proposals which would relate to or result in:

(a) the acquisition or disposition of securities of the Issuer other than as herein disclosed;

(b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any changes in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) any change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of the Issuer’s securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Mr. Stechyson, however, in his capacity as Chairman of the Board of the Issuer, regularly evaluates potential M&A and capital raising transactions on behalf of the Issuer.

Item 5. Interest in Securities of the Issuer

The only interest in the securities of the Issuer which the Reporting Person holds are the interests which have been described above.

(a) Mr. Stechyson may be deemed to beneficially own in the aggregate 23,240,000 Common Shares of the Issuer, which includes 7,790,000 Common Shares issuable upon the exercise of stock options that are exercisable currently or within sixty days of the date hereof. As a result, Mr. Stechyson may be deemed to beneficially own in the aggregate approximately 14.6% of the total outstanding Common Shares as of the date hereof.

CUSIP NO. 989555                                                                  13D                          Page 10 of 10 Pages

As of the date hereof, the Issuer has 125,460,867 Common Shares issued and outstanding.

(b) Assuming the exercise in full of the aggregate number of stock options and warrants held by Mr. Stechyson, as of the date hereof, Mr. Stechyson has sole voting power and sole dispositive power over 23,240,000 of the Issuer’s Common Shares.

(c) The Reporting Person has not effected any transactions in the Issuer’s Common Shares during the past 60 days.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person entered into a 10b5(1) as detailed in Item 4 above.

Item 7. Material to be Filed as Exhibits

None

 Signatures
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: As of August 24, 2010

/s/ James Stechyson
James Stechyson